Exhibit 8


                        [Letterhead Tuke Yopp & Sweeney
                                   Attorneys
                   Third National Bank Building, 17th Floor
                            201 Fourth Avenue North
                       Nashville, Tennessee  37219-2040]




                                March 29, 1995



VIA TELECOPIER AND U.S. MAIL

Daniel W. Small, Esq.
3100 West End Avenue
Suite 250, One American Center
Nashville, TN  37203

         RE:  Shoney's Inc. and Mr. Ray Danner

Dear Dan:

         I am in receipt of your letter of March 28, received in our office at approximately 7:00 p.m. last night.

         When you provide the other information required by Rule 14a-7, the Company will treat your letter as a request under that Rule, and will respond appropriately within the time provided by the Rule.

         As you know, in order for Mr. Danner to comply with the Rule, he will need to furnish to the Company an appropriate affidavit or other similar document meeting the requirements of Rule 14a-7(c)(2). The Rule also requires, among other things, that Mr. Danner "identify" the proposal or other corporate action that will be the subject of the solicitation. The certifications required by the Rule are obviously important to the Company.

         Inasmuch as Mr. Danner's shareholder proposal was first sent to the Board in September of last year, the "tight time frame" to which you refer appears to be self-inflicted. In any event if you will supply the information required by Rule 14a-7 to me at your earliest convenience, we will respond within the time frame provided by the Rule.

         With best wishes.


                                 Very truly yours,

                                 TUKE YOPP & SWEENEY


                                 Robert D. Tuke


cc:      Taylor H. Henry
         Chairman of the Board
         Chief Executive Officer